Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated March 19, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Geoffrey Weiji Gao
	Name:	Geoffrey Weiji Gao
	Title:	Principal Financial and Accounting Officer

Date: March 19, 2013

Exhibit 99.1

Contact:
Acorn International, Inc.	CCG Investor Relations
Ms. Natalie Li	Elaine Ketchmere, CFA
Phone: +86-21-5151-8888 Ext. 2540	Phone: +1-310-954-1345 (Los Angeles)
Email: natalie@chinadrtv.com	Email: elaine.ketchmere@ccgir.com
www.chinadrtv.com	www.ccgirasia.com

Acorn International Reports Fourth Quarter and Full Year 2012

Unaudited Financial Results

SHANGHAI, China, March 19, 2013–Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced its unaudited financial results for the quarter and the full year ended December 31, 2012.

Summary Results for the Fourth Quarter of 2012:

•	Net revenues were $59.1 million, down 32.4% from $87.5 million for the fourth quarter of 2011.

•	Gross profit was $25.7 million, down 33.7% from $38.7 million for the fourth quarter of 2011.

•	Gross margin decreased to 43.4% from 44.3% for the fourth quarter of 2011.

•	Operating loss was $8.2 million, compared to $1.8 million for the fourth quarter of 2011.

•	Net loss attributable to Acorn was $9.4 million, compared to $1.0 million for the fourth quarter of 2011.

•	Diluted loss per American Depositary Share (“ADS”) was $0.30 compared to diluted loss per ADS of $0.03 for the fourth quarter of 2011.

Summary Results for the Full Year 2012:

•	Net revenues were $242.6 million, a decrease of 33.0% compared to $362.1 million for 2011.

•	Gross profit was $110.6 million, a decrease of 29.1% compared to $156.1 million for 2011.

•	Gross margin was 45.6%, compared to 43.1% for 2011.

•	Operating loss was $21.9 million, compared to operating income of $1.1 million for 2011.

•	Net loss attributable to Acorn was $17.9 million, compared to net income of $5.1 million for 2011.

•	Diluted loss per ADS was $0.60 for 2012, compared to diluted earnings per ADS of $0.17 for 2011.

“Our full year results came in below our expectations, primarily due to weak demand and intense competition in China’s mobile phone market that depressed mobile phone sales more than previously anticipated. We also experienced lower sales of electronic learning products as we transitioned the business to focus on models with mobile internet interactive features in the latter half of the year. We were able to partially offset these declines with exceptional performance from our line of fitness products, which accounted for 25.7% of gross revenues in 2012 and was the main driver behind the 2.5% increase in our gross margin. Despite our success in improving gross margin and controlling our operating expenses, the lower revenue base resulted in a larger than anticipated net loss in 2012,” said Mr. Don Yang, CEO of Acorn.

“We are optimistic about the future of our business and have a solid plan in place to increase our top line and improve profitability in 2013. We expect fitness products and electronic learning products to continue to be major sales drivers in the year ahead and have a number of product upgrades and new product launches planned. Building upon the positive customer acceptance of our new electronic learning products, we will broaden our marketing efforts to include advertising on our direct TV sales channel which we expect to have a meaningful impact on sales in 2013. We have expanded our Aoya cosmetics line and have a number of new product launches planned in the coming months. In addition, based on the insurance business cooperation agreement with Sino-US United MetLife Insurance Co., Ltd. (“Metlife”), we are jointly marketing and selling short-term accident and health insurance products with Metlife through various channels and expect to further expand our insurance business in 2013. With media costs expected to increase in 2013, we will continue to optimize our media spending by focusing on the most profitable product categories and most productive TV channel partners. We expect the recent enhancements to our other direct sales channels, particularly Internet and outbound calls, and the improvement to distribution channels to help drive top line growth in 2013 and beyond.”

Business Results for the Fourth Quarter of 2012:

•

Sales of mobile phones generated revenues of $16.5 million, representing 27.9% of total revenues, in the fourth quarter of 2012. Mobile phone sales declined 38.9% from the fourth quarter of 2011, primarily due to the decreased demand for existing mobile phone models and lower-than-expected sales of the new mobile phone models. In 2013, the Company intends to launch mobile phone models that are expected to command attractive margins.

•

Sales of fitness products (namely the Yierjian product line first launched in the third quarter of 2011), performed well in the fourth quarter of 2012 and generated revenues of $16.1 million, representing 27.1% of total revenues. The Company plans to launch upgraded versions of its Yierjian products in 2013 and expects this product line to remain one of its major revenue drivers.

•

Other direct sales platforms, represented by third-party bank channels, outbound calls, catalogs and Internet sales declined 40.9% in the fourth quarter of 2012 as compared to the fourth quarter of 2011. The decline in other direct sales was primarily due to the lower sales from third-party bank channels as well as the outbound calls and catalogs sales.

Financial Results for the Fourth Quarter of 2012:

Total net revenues were $59.1 million for the fourth quarter of 2012, a decrease of 32.4% from $87.5 million for the fourth quarter of last year. Direct sales contributed to 82.7%, or $48.9 million, of the total net revenues for the fourth quarter of 2012, a decrease of 32.7% from $72.6 million for the same period last year. The decrease in direct sales levels mainly resulted from a decline in sales generated from mobile phones, consumer electronics and collectibles.

Distribution sales net revenues decreased 31.3% year-over-year to $10.2 million from $14.9 million for the fourth quarter of 2011. Electronic learning products accounted for 73.1% of total distribution sales. The year-over-year decline was primarily due to the transition to devices incorporating mobile internet interactive features beginning in the third quarter of 2012.

The table below summarizes the gross revenues of the Company for the fourth quarter of 2011 and 2012, broken down by product categories:

	2012 Q4 $‘000	Sales %	2011 Q4 $‘000	Sales %
Mobile phones	16,543	27.9%	27,091	30.9%
Fitness products	16,084	27.1%	10,181	11.6%
Electronic learning products	7,695	13.0%	12,616	14.4%
Collectible products	5,588	9.4%	11,296	12.9%
Health products	2,345	3.9%	3,095	3.5%
Cosmetics	1,496	2.5%	5,640	6.4%
Consumer electronics	307	0.5%	7,902	9.0%
Other products	9,328	15.7%	9,885	11.3%

Total gross revenues	59,386	100.0%	87,706	100.0%

Cost of sales for the fourth quarter of 2012 was $33.4 million, representing a 31.4% decrease from $48.8 million for the fourth quarter of 2011, primarily due to the decrease in sales.

Gross profit for the fourth quarter of 2012 was $25.7 million, a decrease of 33.7% as compared to $38.7 million for the fourth quarter of 2011. Gross margin was 43.4% in the fourth quarter of 2012, as compared to 44.3% in the same period in 2011. The decrease in gross margin was largely due to lower prices offered on older inventory in the electronic learning products, collectibles and consumer electronics product categories.

Advertising expenses were $15.3 million for the fourth quarter of 2012, down 12.0% from $17.4 million for the fourth quarter of 2011. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on its multiple sales platforms, was 1.68 in the fourth quarter of 2012, down from 2.23 in the fourth quarter of 2011. The decline was primarily as a result of higher media prices, as well as the decline in sales.

Other selling and marketing expenses decreased 26.5% to $12.1 million from $16.5 million for the fourth quarter of 2011. The decrease in other selling and marketing expenses was smaller than the decline in sales, mainly due to the larger contribution of fitness products to total revenues, which have higher delivery costs, as well as the increase in labor costs of sales and marketing personnel.

General and administrative expenses were $7.2 million for the fourth quarter of 2012, representing a 26.8% decrease from $9.8 million in the fourth quarter of 2011. The decrease in general and administrative expenses was mainly due to a $1.5 million decline in bad debt related to the receivables as a result of more effective credit controls on local delivery companies.

Other operating income, net, was $0.8 million for the fourth quarter of 2012, as compared to $3.1 million in the fourth quarter of 2011, due to lower subsidy income compared to the same period last year.

As a result, operating loss was $8.2 million, as compared to $1.8 million in the fourth quarter of 2011.

Other income, primarily from interest income, was $0.9 million, as compared to $1.0 million in the fourth quarter of 2011.

Share-based compensation was $121,645 for the fourth quarter of 2012, as compared to $23,852 in the fourth quarter of 2011.

The Company recorded income tax expense of $2.0 million in the fourth quarter of 2012 as compared to $0.1 million in the fourth quarter of 2011.

Net loss attributable to Acorn was $9.4 million, as compared to a net loss of $1.0 million in the fourth quarter of 2011.

Diluted loss per American Depositary Share (“ADS”) was $0.30, as compared to diluted loss per ADS of $0.03 for the fourth quarter of 2011.

As of December 31, 2012, Acorn’s cash and cash equivalents, including restricted cash and short-term investments, totaled $101.5 million, as compared to $122.7 million as of December 31, 2011. The company expects to utilize $8.6 million in cash to satisfy its previously announced share repurchase obligations in the first quarter of 2013.

Fiscal Year 2012 Results:

Total net revenues were $242.6 million for the full year 2012, a decrease of 33.0% from $362.1 million for 2011. Direct sales contributed 79.8%, or $193.6 million, of the total net revenues for the full year 2012, a decrease of 33.6% from $291.5 million for 2011, mainly due to a decline in sales generated from mobile phones, cosmetics and consumer electronics.

Distribution sales net revenues declined 30.6% year-over-year to $49.0 million from $70.5 million for 2011, primarily due to decreased demand and price discounts offered to distributors on older models of electronic learning devices prior to the launch of new models incorporating mobile internet interactive features in the third quarter of 2012.

The table below summarizes the gross revenues of the Company for year 2011 and 2012, broken down by product categories:

	Year 2012 $‘000	Sales %	Year 2011 $‘000	Sales %
Mobile phones	64,713	26.6%	165,958	45.7%
Fitness products	62,630	25.7%	12,064	3.3%
Electronic learning products	41,345	17.0%	62,539	17.2%
Collectible products	20,427	8.4%	33,194	9.1%
Health products	10,692	4.4%	13,348	3.7%
Consumer electronics	8,490	3.5%	24,249	6.7%
Cosmetics	7,089	2.9%	24,857	6.9%
Other products	27,894	11.5%	26,790	7.4%

Total gross revenues	243,280	100.0%	362,999	100.0%

Cost of sales for 2012 was $131.9 million, a 35.9% decrease from $205.9 million for 2011. The overall decrease was primarily driven by decrease in sales and a shift in product mix.

Gross profit for 2012 was $110.6 million, a decrease of 29.1% compared to $156.1 million for 2011. Gross margin was 45.6% for 2012, compared to 43.1% for 2011. The increase in gross margin was largely due to a shift in product mix toward fitness products, which generally have higher margins.

Advertising expenses were $58.3 million for 2012, compared to $68.6 million for 2011. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 1.90 in 2012, down from 2.28 for 2011.

Other selling and marketing expenses decreased 15.9% to $50.3 million from $59.9 million for 2011. The decrease in other selling and marketing expenses was smaller than the decline in sales, mainly due to the larger contribution of fitness products to total revenues, which have higher delivery costs, as well as the increase in labor costs of sales and marketing personnel.

General and administrative expenses were $27.1 million for 2012, a 14.6% decrease from $31.7 million for 2011. The decrease was largely due to a $3.6 million decline in bad debt related to the receivables as a result of more effective credit controls on local delivery companies in 2012.

Other operating income, net, was $3.3 million for 2012, compared to $5.1 million for 2011.

As a result of all of the items above, operating loss was $21.9 million for 2012, compared to operating income of $1.1 million for 2011.

Other income, primarily from interest income and investment income, was $5.8 million, compared to $7.8 million for 2011.

The Company recorded income tax expense of $1.8 million for 2012 as compared to $3.1 million for 2011, mainly due to the $3.2 million valuation allowance provided for deferred tax assets and the $2.5 million released tax provision for uncertain tax benefits in 2012.

Net loss attributable to Acorn was $17.9 million, compared to net income of $5.1 million for 2011.

Diluted loss per ADS was $0.60 for 2012, compared to diluted earnings per ADS of $0.17 for 2011.

Fiscal Year 2013 Business Outlook:

Based upon current trends, the Company expects for the full year 2013 revenues between $290 million and $310 million and net income between $0 million and $2 million.

In 2013, Acorn plans to launch upgrades to its popular line of fitness products and introduce new electronic learning products and other new product lines. The Company expects these new products along with sales of its expanded Aoya cosmetics line and new mobile phones to drive overall revenue growth in 2013. The Company will seek to further improve the effectiveness of its media spending by promoting its most profitable products and working with the most productive TV channel partners. In addition, the Company believes recent enhancements to its Internet and outbound calls channels, along with planned improvements to its distribution channel to contribute to overall revenue growth. Acorn’s management will continue to enhance cost efficiencies across the organization with the goal of improving profitability.

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period vary significantly as a result of the mix of products sold in the period and the platforms through which they are sold. Therefore, the operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. EDT on March 19, 2013 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

— 1-800-860-2442 (U.S. Toll Free)

— 1-412-858-4600 (International)

— 1-866-605-3852 (Canada Toll Free)

— 800-962475 (Hong Kong Toll Free)

— 10-800-120-2304 (China South Toll Free)

— 10-800-712-2304 (China North Toll Free)

Please dial-in approximately 5 minutes in advance to facilitate a timely start.

A replay will be available until 9:00 a.m. EDT on March 29, 2013 and may be accessed via:

— 1-877-344-7529 (U.S. Toll Free)

— 1-412-317-0088 (International)

— Conference number: 10025765

A live and archived webcast of the call will be available on the Company’s website at http://ir.chinadrtv.com.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV airtime, and other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include catalogs, third-party bank channels, outbound telemarketing center and e-commerce websites. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2013; Acorn’s marketing strategy; Acorn’s ability to maximize the effectiveness of its media spending and enhance media return; Acorn’s ability to realize its planned new product launches and upgrades; the Company’s ability to implement its business strategy to improve profitability; the ability for the fitness, electronic learning product, Aoya cosmetics and mobile phone product lines to remain major revenue drivers in 2013; the potential growth in Acorn’s electronic learning products, insurance business, Internet and outbound call sales, and distribution sales; the Company’s ability to further enhance its direct sales platforms; and the Company’s ability to further enhance its cost-efficiency. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Acorn’s business may not improve in the remainder of 2013 and the Company may fail to meet the operating results expectations. In particular, the operating results of the Company for any period are impacted significantly by the mix of products and services sold by the Company in the period and the platforms through which they are sold, causing the operating results to fluctuate and making them difficult to predict. The Company may not be able to maintain the sales and margin of such products at current level in the event that there is a change in the customers’ preference, which may results in a material adverse impact on the Company’s results of operations and financial conditions.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to effectively consolidate the distribution channels, the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including the new SARFT regulations and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2011 annual report on Form 20-F filed with Securities and Exchange Commission on April 23, 2012. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of the Company’s Form 20-F for the fiscal year ended December 31, 2011. The Company’s actual results of operations for the fourth quarter and full year of 2012 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The condensed, consolidated financial statements included herein are unaudited. These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, and financial position. The results reported in these condensed, consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. It is suggested that these condensed, consolidated financial statements be read in conjunction with the financial statements and notes thereto included in our 2011 consolidated financial statements.

-Financial Tables Follow-

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	3 Months Ended December 31		12 Months Ended December 31
	2011	2012	2011	2012
	(audited)	(unaudited)	(audited)	(unaudited)
Net revenues
Direct sales	72,589,832	48,882,514	291,524,509	193,614,500
Distribution sales	14,879,752	10,217,831	70,533,404	48,959,174

Total	87,469,584	59,100,345	362,057,913	242,573,674

Cost of revenues
Direct sales	(39,093,846)	(25,752,594)	(160,359,667)	(96,471,502)
Distribution sales	(9,663,398)	(7,689,228)	(45,584,141)	(35,475,084)

Total	(48,757,244)	(33,441,822)	(205,943,808)	(131,946,586)

Gross profit
Direct sales	33,495,986	23,129,920	131,164,842	97,142,998
Distribution sales	5,216,354	2,528,603	24,949,263	13,484,090

Total	38,712,340	25,658,523	156,114,105	110,627,088

Operating (expenses) income
Advertising expenses	(17,395,230)	(15,306,315)	(68,562,714)	(58,337,710)
Other selling and marketing expenses	(16,453,327)	(12,093,905)	(59,854,030)	(50,346,118)
General and administrative expenses	(9,807,455)	(7,182,760)	(31,680,711)	(27,070,799)
Other operating income, net	3,128,004	751,406	5,083,568	3,276,753

Total operating expenses	(40,528,008)	(33,831,574)	(155,013,887)	(132,477,874)

Income (loss) from operations	(1,815,668)	(8,173,051)	1,100,218	(21,850,786)

Other income	1,022,288	927,194	7,821,914	5,755,017

Income (loss) before income taxes, and equity in losses of affiliates	(793,380)	(7,245,857)	8,922,132	(16,095,769)

Income tax (expenses) benefits
Current	822,052	(1,074,465)	(2,178,034)	1,359,513
Deferred	(932,962)	(929,517)	(932,962)	(3,182,139)

Total income tax expenses	(110,910)	(2,003,982)	(3,110,996)	(1,822,626)

Equity in losses of affiliates	(22,934)	—	(771,720)	—

Net income (loss)	(927,224)	(9,249,839)	5,039,416	(17,918,395)

Net income attributable to noncontrolling interests	(79,252)	(133,997)	83,843	(7,679)

Net income (loss) attributable to Acorn International, Inc.	(1,006,476)	(9,383,836)	5,123,259	(17,926,074)

Income (loss) per ADS
Basic	(0.03)	(0.30)	0.17	(0.60)
Diluted	(0.03)	(0.30)	0.17	(0.60)

Weighted average number of ordinary shares used in calculating income per ADS (each ADS represents three ordinary shares)
Basic	89,927,124	89,984,329	89,796,835	89,965,979
Diluted	89,927,124	89,986,676	89,796,835	89,974,862

ACORN INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2011	December 31, 2012
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	111,180,139	90,975,155
Restricted cash	1,556,852	246,599
Short-term investments	9,993,720	10,271,142
Accounts receivable, net	16,693,959	14,279,638
Notes receivable	—	127,859
Inventory	32,888,645	22,619,874
Prepaid advertising expenses	11,654,922	8,562,723
Other prepaid expenses and current assets, net	9,928,245	12,144,929
Deferred tax assets, net	3,465,795	281,391

Total current assets	197,362,277	159,509,310
Prepaid land use right	8,105,061	7,952,068
Property and equipment, net	29,803,901	29,002,372
Acquired intangible assets, net	2,126,596	1,796,366
Investments in affiliates	6,794,955	8,111,603
Other long-term assets	1,482,881	1,024,845

Total assets	245,675,671	207,396,564

Liabilities and equity
Current liabilities:
Accounts payable	21,023,807	11,137,295
Accrued expenses and other current liabilities	18,910,178	13,571,654
Notes payable	4,411,840	700,024
Income taxes payable	3,603,813	449,426
Dividend payable	467	—
Deferred revenue	—	903,945

Total current liabilities	47,950,105	26,762,344
Deferred tax liability	831,006	833,042

Total liabilities	48,781,111	27,595,386

Equity
Acorn International, Inc. shareholders’ equity:
Ordinary shares	945,666	946,175
Additional paid-in capital	160,632,659	161,056,595
Retained earnings	15,960,272	(1,965,802)
Accumulated other comprehensive income	30,320,856	30,720,703
Treasury stock, at cost	(11,463,946)	(11,463,946)

Total Acorn International, Inc. shareholders’ equity	196,395,507	179,293,725
Non-controlling interests	499,053	507,453

Total equity	196,894,560	179,801,178

Total liabilities and equity	245,675,671	207,396,564